11 Hanover Square
New York, NY 10005

October 11, 2012

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendments to the Registration Statements
on Form N-1A of Midas Magic, Inc. (File Nos. 033-02847 and 811-04625), Midas Perpetual Portfolio, Inc. (002-57953 and 811-02474), and Midas Fund, Inc. (002-98229 and 811-04316)

Dear Ms. O’Neal-Johnson:

           On behalf of the above-referenced registrants, set forth below are the comments that were provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the "SEC") by telephone on August 29, 2012, concerning Post-Effective Amendments Nos. 49, 81, and 51 (the “Post-Effective Amendments”) to the Registration Statements on Form N-1A (the “Form”) of Midas Magic, Inc., Midas Perpetual Portfolio, Inc. and Midas Fund, Inc. (each, a “Fund” and collectively, the “Funds”), respectively, which were filed with the SEC on August 24, 2012, and the Funds’ responses thereto.

The Staff’s comments are set forth in italics and are followed by the Funds’ responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendments.

1. Comment:  Please confirm that the fee waiver for Midas Perpetual Portfolio, Inc. does not include a reimbursement to the investment manager.

Response:  Confirmed.

2. Comment:  With respect to Midas Perpetual Portfolio, Inc., please confirm that the cost example reflects the fee waiver only in year one and not in subsequent years.

Response: Confirmed.

3. Comment:  With respect to each Fund, please confirm that investment in emerging markets is not a principal strategy.

Response:  Confirmed.

Ms. Deborah O'Neal-Johnson
October 11, 2012

4. Comment:  With respect to Midas Perpetual Portfolio, Inc., please confirm that there will not be substantial variations to the Fund’s disclosed target allocations to gold, silver, Swiss Franc assets, hard asset securities, and large capitalization growth stocks.  If the target allocations may vary substantially, please include appropriate disclosure to that effect.

Response:  The Fund’s description of its principal investment strategies in the Prospectus has been modified to add the following disclosure:  “Pending investment or if the Fund’s investment manager determines that market conditions warrant, the Fund may hold money market funds, money market instruments, bank deposits, investment grade, short term corporate bonds and banker’s acceptances, and similar investments without limit.  The Fund may also make these investments for temporary defensive purposes.  Accordingly, from to time, the Fund’s actual percentage of its total assets invested in a given investment category may vary from its Target Percentage, sometimes substantially.”  The Fund’s Prospectus and SAI also include a description of the circumstances under which the Fund’s investments in a given investment category may be adjusted by the Fund’s investment manager.

5. Comment:  The Prospectus section titled “Principal Investment Strategies of the Fund” for Midas Perpetual Portfolio, Inc. provides “Pending investment, or for purposes of taking temporary defensive positions, the Fund may hold money market funds, money market instruments, bank deposits, investment grade, short term corporate bonds and bankers’ acceptances, and similar investments without limit.”  If the Fund does not expect that it will make such investments often, consider moving this disclosure out of the summary section and to the back portion of the Prospectus.

Response:  The subject disclosure regarding temporary defensive positions remains in the summary section of the Prospectus in order to provide more fulsome disclosure about the Fund’s investment strategies.  Please also see the response to Comment 4. above in this regard.

6. Comment:  The Prospectus section titled “Principal Investment Strategies of the Fund” for Midas Perpetual Portfolio, Inc. provides “Also, from time to time, the Fund may use leverage to increase its investment in large capitalization growth stocks to the extent permitted under the Investment Company Act of 1940, as amended …”Please describe what types of leverage the Fund may employ, e.g., borrowings or investments in derivative instruments.  If the Fund expects to make significant use of derivative instruments, consider whether additional disclosure is necessary or appropriate.

Response:  The Fund currently intends to employ leverage primarily through borrowings.  Accordingly, additional disclosure regarding derivative instruments has not been added.

7. Comment:  If updated performance for the Funds is available on a website or via a toll-free telephone number, please so state after the bar chart and provide a reference to the website or telephone number.

Response:  The Funds do not provide updated performance via a website or toll-free telephone number.

8. Comment:  With respect to Midas Fund, Inc., please confirm that any interest expenses from short sales are included the Fund’s fee table.

Ms. Deborah O'Neal-Johnson
October 11, 2012

Response:  Midas Fund, Inc. did not engage in short sales in 2011 and therefore no interest expenses from short sales are included in the Fund’s fee table.

9. Comment:  With respect to Midas Fund, Inc., please confirm that the disclosure regarding the Fund’s use of derivatives is consistent with the guidance provided in the Staff’s letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to the Investment Company Institute.

Response:  The Fund has assessed the accuracy and completeness of its disclosure regarding its use of derivatives and confirms that such disclosure is consistent with the guidance provided in the Staff’s letter dated July 30, 2010.

10. Comment:  With respect to Midas Magic, Inc., please add appropriate “junk bond” risk, and include disclosure stating that investments in junk bonds are considered speculative.

Response:  Each of the “Principal Investment Strategies” sections of the Prospectus for Midas Magic, Inc. and Midas Fund, Inc., and the “Principal Risks” section of the Prospectus for Midas Perpetual Portfolio, Inc. currently provides that each Fund may invest in fixed income securities of any credit quality or maturity, although it has no current intention of investing more than 5% of its total assets in fixed income securities rated less than investment grade.  Accordingly, “junk bond” risk, including the statement that such investments are considered speculative, is included in the SAI for each Fund, but not in the principal risks in the Prospectus.

11. Comment:  Please disclose whether or not the Funds can change their respective investment objectives without shareholder approval.  If the Funds have a policy to provide notice to shareholders prior to such change, please disclose it.

Response:  Each Fund may not change its investment objective without shareholder approval. Disclosure has been added to the SAI as follows:  “A Fund cannot change its investment objective without the approval of the lesser of:  (1) 67% of the shares of the Fund represented at a meeting at which more than 50% of the outstanding Fund shares are represented, or (2) a majority of the outstanding shares of the Fund.”

12. Comment:  With respect to Midas Fund, Inc., the “Related Risks” section in the Prospectus states, “The Fund may engage in short selling up to 100% of its net assets, although it has no current intention of short selling more than 40% of its net assets …”  Please consider whether this statement should be included in the summary.

Response:  Midas Fund, Inc. did not engage in any short sales in 2011.  The statement has not been included in the summary.

13. Comment:  In the Funds’ Statement of Additional Information, with respect to fundamental investment restriction number six, which addresses the Funds’ issuance of senior securities, please confirm that futures, options, etc. will be “covered” in accordance with SEC Rel. No. 10666.

Response:  Confirmed.

Ms. Deborah O'Neal-Johnson
October 11, 2012

*           *           *           *           *

Each Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendments; (2) Staff comments or changes to disclosure in response to Staff comments in the Post-Effective Amendments reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Post-Effective Amendments; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at me at (212) 480-6432, ext. 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John Ramirez
General Counsel